RF Micro Devices®
Stock Option Exchange Program
Webcast is Available!

On Monday, July 11th, 2005 RFMD commenced the Option Exchange Program. The **Option Exchange Program** is a one-time opportunity for eligible employees to exchange their outstanding options with exercise prices of $5.38 or higher for new options to be issued under our 2003 Stock Incentive Plan.


Stock Option
Exchange
Program

To help you learn more about the **Option Exchange Program**, *click on the computer at right* to view the webcast. If you do not have access to a computer, the webcast will be shown **Monday**, **Wednesday** and **Thursday** for the next two weeks in the training room at Corporate HQ at **6:15am** and **6:15pm**.

(The webcast viewing takes about 25 minutes)

Please note that viewing the webcast is not a substitute for reading the written materials explaining the precise terms and timing of the Option Exchange Program that were distributed to employees eligible to participate on July 11, 2005.